File No. 812-13980

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THAT ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THAT ACT.

TPG Specialty Lending, Inc., TSL Advisers, LLC, TPG Opportunities Partners II (A), L.P., TPG Opportunities Partners II (B), L.P., TPG Opportunities Partners II (C), L.P., TPG Opportunities Partners III (A), L.P., TPG Opportunities Partners III (B), L.P., TPG Opportunities Partners III (C), L.P., Super TAO MA, L.P., TSSP Adjacent Opportunities Partners, L.P., TSSP Adjacent Opportunities Partners (A), L.P., TPG Partners VI, L.P., TPG FOF VI-A, L.P., TPG FOF VI-B, L.P., TPG Opportunities Advisers, LLC, TPG Opportunities II Management, LLC, TPG Opportunities III Management, LLC, TSSP Adjacent Opportunities Management, LLC, TPG Capital Advisors, LLC, TPG VI Management, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

All Communications, Notices and Orders to:

Ronald Cami

TPG Capital Advisors, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

Copies to:

Steven B. Boehm, Esq. Sutherland Asbill & Brennan LLP 700 6th Street, N.W. Washington, D.C. 20001 (202) 383-0100	Michael A. Gerstenzang, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

May 6, 2014

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

TPG Specialty Lending, Inc., TSL Advisers, LLC, TPG Opportunities Partners II (A), L.P., TPG Opportunities Partners II (B), L.P., TPG Opportunities Partners II (C), L.P., TPG Opportunities Partners III (A), L.P., TPG Opportunities Partners III (B), L.P., TPG Opportunities Partners III (C), L.P., Super TAO MA, L.P., TSSP Adjacent Opportunities Partners, L.P., TSSP Adjacent Opportunities Partners (A), L.P., TPG Partners VI, L.P., TPG FOF VI-A, L.P., TPG FOF VI-B, L.P., TPG Opportunities Advisers, LLC, TPG Opportunities II Management, LLC, TPG Opportunities III Management, LLC, TSSP Adjacent Opportunities Management, LLC, TPG Capital Advisors, LLC, TPG VI Management, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THAT ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THAT ACT.

File No. 812-13980

Investment Company Act of 1940

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder,1 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

•	TPG Specialty Lending, Inc. (the “Company”),

[1]	Unless otherwise indicated, all section references herein are to the provisions of the 1940 Act, and all rule references herein are to rules promulgated under the 1940 Act.

•	TSL Advisers, LLC, the Company’s investment adviser (“TSL Advisers”),[2]

•	The investment advisers to the Existing Affiliated Funds (defined below) that are identified in Appendix A (“Existing Advisers to Affiliated Funds”), each of which is registered as an investment adviser under the Advisers Act,[3] and

•	The investment funds identified in Appendix A, each of which is a separate and distinct legal entity and would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds,” together with the Company, TSL Advisers and the Existing Advisers to Affiliated Funds, the “Applicants”).

The relief requested in this application (the “Application”) would allow the Company,4 on the one hand, and any Affiliated Fund,5 on the other hand, to participate in the same Origination Opportunities (defined below) and Follow-On Investments (defined below) where such participation would otherwise be prohibited under section 57(a)(4) and rules under the 1940

[2]	The term “Adviser” means TSL Advisers and the Existing Advisers to Affiliated Funds and any future investment adviser that controls, is controlled by, or under common control with TSL Advisers and is registered under the Investment Advisers Act of 1940 (“Advisers Act”).
[3]	“Advisers to Affiliated Funds” means the Existing Advisers to Affiliated Funds and any other Adviser that, in the future, serves as investment adviser to one or more Affiliated Funds.
[4]	The Company may, from time to time, form one or more special purpose subsidiaries (each, a “Wholly-Owned Investment Subsidiary”) (a) whose sole business purpose is to hold one or more investments on behalf of the Company; (b) that is wholly-owned by the Company (with the Company, at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Company’s Board (as defined below) has the sole authority to make all determinations with respect to the Wholly-Owned Investment Subsidiary’s participation under the conditions to this Application; (d) that does not pay a separate advisory fee, including any performance-based fee, to any person; and (e) that is an entity that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act.

A Wholly-Owned Investment Subsidiary of the Company would be prohibited from investing in a Co-Investment Transaction with an Affiliated Fund because it would be a company controlled by the Company for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the Company and that the Wholly-Owned Investment Subsidiary’s participation be treated, for purposes of the requested relief, as though the Company were participating directly. Applicants represent that this treatment is justified because a Wholly- Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Company’s investments and, therefore, no conflicts of interest could arise between the Company and the Wholly-Owned Investment Subsidiary. The Company’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in the Co-Investment Transaction, and the Company’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Company’s place. If a Company proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Company’s Board will also be informed of, and take into consideration, the relative participation of the Company and the Wholly- Owned Investment Subsidiary.

[5]	“Affiliated Fund” means any Existing Affiliated Fund or any entity (a) whose investment adviser is an Adviser (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) will have an investment objective and strategies similar to those of the Company or an Existing Affiliated Fund.

Act (“Co-Investment Program”). For purposes of this Application, “Co-Investment Transaction” means any transaction in an Origination Opportunity or any Follow-On Investment in which the Company (or any Wholly-Owned Investment Subsidiary of the Company) participated together with one or more Affiliated Funds in reliance on the Order. “Potential Co-Investment Transaction” means any investment opportunity in an Origination Opportunity or Follow-On Investment in which the Company (or any Wholly-Owned Investment Subsidiary of the Company) could not participate together with an Affiliated Fund without obtaining and relying on the Order.

All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions as set forth in the Application.

I. GENERAL DESCRIPTION OF THE APPLICANTS

A. The Company

The Company was organized as a Delaware corporation on July 21, 2010 for the purpose of operating as an externally-managed specialty finance investment company. The Company elected to be regulated as a business development company (a “BDC”) under the 1940 Act by filing a notice with the Commission on Form N-54A on April 15, 2011.6 In connection with that election, the Company registered its shares under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and is thus subject to the periodic reporting requirements of the 1934 Act.

The Company initially raised capital through private offerings in reliance on the exemption from the registration requirements under the Securities Act of 1933, as amended (the “1933 Act”), set forth under Section 4(a)(2) thereof. To effect such private offerings, the Company entered into subscription agreements with several investors providing for the private placement of shares of the Company’s common stock. Under the terms of the subscription agreements, investors committed to invest a specified amount of capital from which they were required to fund drawdowns to purchase shares of the Company’s common stock up to the amount of their respective capital commitments on an as-needed basis, with a minimum of 10 business days’ prior notice. The capital commitments of the investors were terminated concurrently with the Company’s IPO (as defined below).

The Company completed the initial public offering (the “IPO”) of its shares of common stock on March 26, 2014. The Company issued approximately 8 million shares of common stock to the public for net proceeds (after underwriting discounts and offering expenses) of approximately $118.1 million. The Company’s common stock is traded on the New York Stock Exchange under the symbol “TSLX.” As of April 14, 2014, the Company had 52,937,708 shares of common stock outstanding.

[6]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

The Company’s investment objective (its “Objectives and Strategies”) is to generate current income and capital appreciation through direct investments in senior secured loans, mezzanine loans and, to a lesser extent, equity securities, of U.S. domiciled, middle-market issuers (such U.S. domiciled issuers, “Middle Market Issuers”).7 Middle-market issuers are companies that have annual earnings before interest, income taxes, depreciation and amortization (EBITDA), which the Company believes is a useful proxy for cash flow, of $10 million to $250 million. The Company’s business model is focused primarily on the direct origination of loans, which generate returns through a combination of contractual interest payments on debt investments, equity appreciation (through options, warrants, conversion rights or direct equity investments) and origination and similar fees.

The Company’s business and affairs are managed under the direction of a board of directors (the “Board”). The Board currently consists of five members, three of whom are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”). No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Company.

B. TSL Advisers

TSL Advisers is organized as a Delaware limited liability company and is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act. Subject to the overall supervision of the Board, the TSL Advisers manages the day-to-day operations of, and provides investment advisory and management services to, the Company, pursuant to the investment advisory and management agreement by and between TSL Advisers and the Company. TSL Advisers and the Existing Advisers to Affiliated Funds are under common control because they are each under the direct or indirect control of the two founders of TPG, the global private investment firm comprised of the Advisers, the Affiliated Funds and their respective affiliates (such firm, collectively, “TPG”), David Bonderman and James Coulter (the “TPG Founders”).

C. Existing Affiliated Funds

1. The TOP Funds

The “TOP II Funds” are a series of private investment funds formed primarily to generate attractive long-term compounded returns through the purchase or origination of special situations and distressed investments across the credit cycle. The TOP II Funds are TPG Opportunities Partners II (A), L.P., TPG Opportunities II (B), L.P. and TPG Opportunities Partners II (C), L.P., each of which is a Delaware limited partnership. The TOP II Funds invest side-by-side in each portfolio investment. Each TOP II Fund raised capital through private placements of its limited partnership interests. The investors in the TOP II Funds are primarily “qualified purchasers,” as defined in the 1940 Act, including, among others, high net worth individuals, banks, thrift institutions, pension and profit sharing plans, trusts, estates, charitable organizations, corporations, limited partnerships and limited companies. The general partner of

[7]

The Company’s “Objectives and Strategies” means its objectives and strategies as described in its registration statement on Form N-2, other filings the Company has made with the Commission under the Securities Act of 1933 or the Securities Exchange Act or 1934, each as amended, and the Company’s reports to its shareholders.

each TOP II Fund is TPG Opportunities GenPar II, L.P., and the investment adviser to each TOP II Fund is TPG Opportunities II Management, LLC (“TOP II Management”). Each TOP II Fund relies on the exception from the definition of “investment company” under the 1940 Act provided in Section 3(c)(1) or 3(c)(7). Each TOP II Fund intends to co-invest with the Company.

The “TOP III Funds” are a series of private investment funds formed primarily to generate attractive long-term compounded returns through the purchase or origination of special situations and distressed investments across the credit cycle. The TOP III Funds are TPG Opportunities Partners III (A), L.P., TPG Opportunities III (B), L.P. and TPG Opportunities Partners III (C), L.P., each of which is a Delaware limited partnership. The TOP III Funds invest side-by-side in each portfolio investment. Each TOP III Fund is raising capital through private placements of its limited partnership interests. The investors in the TOP III Funds are primarily “qualified purchasers,” as defined in the 1940 Act, including, among others, high net worth individuals, banks, thrift institutions, pension and profit sharing plans, trusts, estates, charitable organizations, corporations, limited partnerships and limited companies. The general partner of each TOP III Fund is TPG Opportunities GenPar III, L.P., and the investment adviser to each TOP III Fund is TPG Opportunities III Management, LLC (“TOP III Management”). Each TOP III Fund relies on the exception from the definition of “investment company” under the 1940 Act provided in Section 3(c)(1) or 3(c)(7).

Super TAO MA, L.P., TSSP Adjacent Opportunities Partners, L.P. and TSSP Adjacent Opportunities Partners (A), L.P. (collectively, the “TAO Funds”) were formed to, in whole or in part, co-invest with the TOP III Funds in certain investments on a systematic basis. These funds may also invest independently of the TOP III Funds from time to time. Similar to the TOP III Funds, these funds (i) raised capital through private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the 1940 Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the 1940 Act provided in Section 3(c)(1) or 3(c)(7). The general partner of each TAO Fund is TSSP Adjacent Opportunities GenPar, L.P., and the investment adviser to each TAO Fund is TSSP Adjacent Opportunities Management, LLC, (“TAO Management” and together with TOP II Management and TOP III Management, the “TOP Management Companies”). Each TOP III Fund and each TAO Fund intends to co-invest with the Company.

2. TPG VI and Related Funds

TPG Partners VI, L.P. (“TPG VI”) is a Delaware limited partnership that was formed in 2008 primarily to make significant investments in the equity or debt of operating companies through acquisitions and restructurings. The investors in TPG VI are “qualified purchasers,” as defined in the 1940 Act, and include, among others, high net worth individuals, banks, thrift institutions, pension and profit sharing plans, trusts, estates, charitable organizations, corporations, limited partnerships and limited companies. The general partner of TPG VI is TPG GenPar VI, L.P., and its investment adviser is TPG VI Management, LLC (“TPG VI Management”). TPG VI relies on the exception from the definition of “investment company” under the 1940 Act provided in Section 3(c)(7).

TPG FOF VI-A, L.P. and TPG FOF VI-B, L.P. are Delaware limited partnerships that were formed to invest side-by-side with TPG VI. The investors in these funds are primarily affiliates of TPG and certain investors designated as “friends and family” of TPG. The investment adviser to each of these funds is TPG VI Management. Each such entity relies on the exception from the definition of “investment company” under the 1940 Act provided in Section 3(c)(1) or 3(c)(7). TPG VI and each of these funds intends to co-invest with the Company.

D. Existing Advisers to Affiliated Funds

1. TOP Advisers and the TOP Management Companies

TPG Opportunities Advisers, LLC (“TOP Advisers”) is organized as a Delaware limited liability company and is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act. TOP Advisers provides investment advisory services related to special situations and distressed investments, and may from time to time offer advice on investment strategies in a variety of instruments, including bonds, equities and other securities (including asset-backed and other structured securities), loans (including bank loans), receivables, assets, claims, derivatives (including those that derive their value from the foregoing), all from a broad range of issuers and counterparties in a broad range of markets.

Each TOP Management Company is organized as a Delaware limited liability company and is a subsidiary of TOP Advisers. Each TOP Management Company is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act and is listed as a relying adviser on the Form ADV of TOP Advisers. TOP Advisers and each TOP Management Company are under common control because they are each under the direct or indirect control of the TPG Founders.

Each of TOP II Management, TOP III Management and TAO Management is the investment adviser, to the TOP II Funds, the TOP III Funds or the TAO Funds, respectively. TOP Advisers and each TOP Management Company also provide or will provide investment advisory services to a number of other pooled investment funds that are not registered under the Investment Company Act and whose securities are not registered under the 1933 Act.

2. TPG Capital Advisors and TPG VI Management

TPG Capital Advisors, LLC (“TPG Capital Advisors”) is organized as a Delaware limited liability company and is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act. TPG Capital Advisors primarily provides investment advisory services related to private equity investments in various industries, including leveraged acquisitions and recapitalizations, turnarounds, traditional buyouts and investments in growth companies.

TPG VI Management is organized as a Delaware limited liability company and is a wholly-owned subsidiary of TPG Capital Advisors. TPG VI Management is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act and is listed as a relying adviser on the Form ADV of TPG Capital Advisors. TPG Capital Advisors and TPG VI Management are under common control because they are each under the direct or indirect control of the TPG Founders.

TPG VI Management is the investment adviser to TPG VI. TPG Capital Advisors and TPG VI Management also provide or will provide investment advisory services to a number of other pooled investment funds that are not registered under the Investment Company Act and whose securities are not registered under the 1933 Act.

II. RELIEF FOR PROPOSED CO-INVESTMENTS

A. Co-Investment in Portfolio Companies by the Company and Affiliated Funds

1. Mechanics of the Co-Investment Transactions

Upon issuance of the requested Order, the Company and the Affiliated Funds will continue to be managed in the same manner as they will have been managed prior to the issuance of the Order; however, the Company, on the one hand, and the Affiliated Funds, on the other hand, intend to co-invest in Co-Investment Transactions under the Co-Investment Program as described herein.

2. Allocation determinations for the Applicants

The Company and the Affiliated Funds are advised by the Advisers, which are all under the direct or indirect common control of the TPG Founders. Pursuant to written policies and procedures that each of the Advisers has adopted, the Company has the right to determine its level of participation in an Origination Opportunity before the Advisers allocate any portion of such Origination Opportunity to another client. This means that the Company may choose to participate to the full extent of an Origination Opportunity, with the Affiliated Funds receiving no allocation of that opportunity, or may choose a lower amount of participation, with the remainder of the opportunity only then being offered to the Affiliated Funds. This arrangement is referred to in this application as the Company’s “Allocation Preference.” “Origination Opportunity” means (a) an investment opportunity wherein the investing fund would underwrite and provide the initial funding for a loan to a Middle Market Issuer (as opposed to purchasing the loan from another party) and (b) any related opportunity to invest in equity, options, warrants, conversion rights or other equity-related instruments as part of the same transaction. The Company’s Allocation Preference with respect to Origination Opportunities was disclosed to the Company’s investors in its private placement memorandum and registration statement on Form N-2 and will not be changed.

A “Follow-On Investment” is any investment in an issuer in which the Company and one or more Affiliated Funds have completed a Co-Investment Transaction and in which the Company remains invested at the time the investment opportunity arises. The Company’s Allocation Preference also includes any opportunity to make a Follow-On Investment. Applicants recognize that a Follow-On Investment may not itself fall within the definition of an Origination Opportunity; however, Applicants believe that once the Company has an investment in an issuer pursuant to an Origination Opportunity, it is fair and appropriate for any additional investments in such issuer under the Co-Investment Program to be treated in the same manner as the Origination Opportunity giving rise to the Follow-On Investment, and thus subject to the Company’s Allocation Preference. The Company also has the right to decline to participate in any Follow-On Investment, based either on the Board’s own initiative or on the recommendation of TSL Advisers, consistent with TSL Advisers’ fiduciary duty to ensure that the Company’s investments are consistent with its Objectives and Strategies.

Each Adviser has adopted procedures to ensure that each Origination Opportunity identified by any Adviser and each Follow-On investment is first offered to the Company. The first step once an investment opportunity is identified by any Adviser is for the Legal Department8 to be advised of the opportunity and assess whether the investment opportunity is within the Company’s Allocation Preference.

Given the Company’s Allocation Preference, the Company is entitled to accept any Origination Opportunity, presented to any Adviser to the full extent of the Company’s interest and capacity. Since the definition of Origination Opportunities for this purpose is clear and not subject to interpretation, an Origination Opportunity will always be presented first to the Company and, in fact, is most often sourced for the Company by TSL Advisers. This is an objective and mechanical process with no discretion involved. Similarly, given that any Follow-On Investment is also subject to the Company’s Allocation Preference, the Company is entitled to accept any such opportunity presented to the Advisers, to the full extent of its interest and capacity. Since the definition of Follow-On Investment for this purpose is clear and not subject to interpretation, a Follow-On Investment will always be presented first to the Company. The Company’s Allocation Preference over Follow-On Investments is objective and mechanical with no discretion involved. Thus, once the Legal Department has determined that an opportunity is an Origination Opportunity or potential Follow-On Investment, such opportunity will be fully subject to the Company’s Allocation Preference. As part of the Advisers’ written policies and procedures, the Legal Department’s determination with regard to each investment opportunity will be documented in TSL Adviser’s allocation log. The Company will not be obligated to invest, or co-invest, when Origination Opportunities or Follow-On Investments are referred to it.

[8]	The term “Legal Department” refers to the group of people that provide legal services and advice to TPG.

3. Co-Investments in Origination Opportunities

Origination Opportunities are most often sourced by TSL Advisers’ own investment team; however, TSL Advisers may also be notified of Origination Opportunities through referrals from other Advisers or through opportunities being directed to the Company by the Legal Department. In the unlikely event that an Origination Opportunity is not sourced directly by TSL Advisers, the allocation process discussed above is triggered such that the Company’s Allocation Preference would be invoked and the Company would be presented with the Origination Opportunity.

The relief requested in this Application will apply only to co-investment opportunities that are Origination Opportunities or Follow-On Investments. Although the Company has an Allocation Preference over all Origination Opportunities and Follow-On Investments, the Affiliated Funds have investment strategies that could result in particular Origination Opportunities being attractive and appropriate for one or more of them as well as for the Company. Once the Legal Department has determined that an opportunity is an Origination Opportunity or a potential Follow-On Investment, TSL Advisers will make an independent determination of the appropriateness of the investment for the Company, as required under condition 1. If TSL Advisers deems the Company’s participation in such investment to be appropriate, it will then determine an appropriate size of the Company’s investment. Various factors are considered and weighed by TSL Advisers, including the nature of the investment, and the Company’s existing portfolio. Under the Co-Investment Program, if the amount of the investment opportunity were to exceed the amount TSL Advisers determined was appropriate for the Company to invest, then the excess amount would be offered to one or more Affiliated Funds as a Potential Co-Investment Transaction.

In selecting investments for the Company, TSL Advisers will consider only the Objectives and Strategies, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company. Likewise, when determining if an Affiliated Fund should participate in the Potential Co-Investment Transaction offered to it, the applicable Adviser will review Potential Co-Investment Transactions for each Affiliated Fund that it advises based only upon the investment objectives, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity. In such cases, the Potential Co-Investment Transaction would be allocated to the Company, on the one hand, and the excess amount would be allocated to the participating Affiliated Funds, on the other hand, if, prior to the actual investment, each of the conditions set forth in this Application is satisfied, including prior approval by the “required majority” (as defined in Section 57(o)) (the “Required Majority”) of the directors of the Company’s Board eligible to vote on the Co-Investment Transaction within the meaning of Section 57(o) (the “Eligible Directors”), and the requirement that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to any Affiliated Fund be the same as those applicable to the Company.

Other than pro rata dispositions as provided in condition 6, and after making the determinations required in conditions 1 and 2(a), TSL Advisers will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required

Majority will approve each Co-Investment Transaction prior to any investment by the Company. With respect to the pro rata dispositions provided in condition 6, the Company may participate in a pro rata disposition without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of the Company and the participating Affiliated Funds in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; and (ii) the Board has approved the Company’s participation in pro rata dispositions as being in the best interests of the Company. If the Board does not so approve, all dispositions will be submitted to the Company’s Eligible Directors. The Board may at any time rescind, suspend or qualify its approval of pro rata dispositions with the result that all dispositions must be submitted to the Eligible Directors.

4. Reasons for Co-Investing

TSL Advisers and the Board, including the Required Majority, expect that the Company’s and the Affiliated Funds’ ability to complete Co-Investment Transactions in portfolio companies will increase favorable investment opportunities for the Company. A BDC that makes investments of the type contemplated by the Company typically limits its transaction sizes, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. Furthermore, because the Company intends to continue to qualify as a regulated investment company under Subchapter M of the Code, the Company’s portfolio is subject to certain diversification requirements which may similarly limit the amount of capital that the Company may invest in any single investment.9 In view of the foregoing, in cases where TSL Advisers identifies larger capital commitments that would otherwise be attractive investment opportunities, TSL Advisers must seek the participation of other entities with similar investment mandates. The availability of the Affiliated Funds as co-investors of the Company may alleviate some of that necessity in certain circumstances.

The Company could lose some investment opportunities if it could not provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by TSL Advisers due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (e.g., without the delay that typically would be associated with organizing other sources of capital or obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which the Company’s individual or aggregate investment limits require TSL Advisers to arrange a syndication with unaffiliated entities, the Company will likely be required to forgo fewer suitable investment opportunities. With the assets of the Affiliated Funds available for co-investment, there should be an increase in the number of opportunities of which the Company can take advantage.

Current credit market conditions have led to a decline in the availability of capital, thereby creating more opportunities for the Company to make investments consistent with its investment objective and allowing the Company to focus on transactions where its competitive advantages are strongest. Increasing the opportunities available to the Company with a co-investment structure would generate greater deal flow, broaden the market relationships of the

[9]	See I.R.C. § 851(b)(3).

Company and allow it to be more selective in choosing its investments so that it can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between portfolio companies and the Company.

The Co-Investment Program would give the Company more opportunities to provide capital to middle market companies, which the Company believes currently have limited access to capital from traditional lending sources. Depending on prevailing market conditions, it would also result in increased income to the Company, a wider universe of investment opportunities and a greater ability to structure deal terms that are favorable to the Company. All of these benefits would, in turn, enhance value for the Company’s shareholders without exposing them to the types of abuses sought to be remedied by Section 57(a).

Further, because the Co-Investment Program applies only to co-investment opportunities in Origination Opportunities and to Follow-On Investments, and the Company would be able to invest as much as TSL Advisers determined was appropriate for the Company, Co-Investment Transactions would necessarily be fair to the Company because they would only occur if TSL Advisers determined that the investment opportunity exceeded the Company’s desired investment in the opportunity. For example, TSL Advisers may source a large investment opportunity that, for portfolio concentration reasons, it recommended the Company not take advantage of by itself but would be appropriate for the Company to share the excess with another party. In these cases, the ability to offer co-investments to Affiliated Funds is far more time and resource-efficient than arranging for third party capital. Because only the excess would be offered to the Affiliated Funds, there would be less risk of overreaching by the Affiliated Funds.

Applicants submit that the fact that the Required Majority of the Eligible Directors will approve each Co-Investment Transaction before investment (except for certain dispositions, as described in the conditions), and other protective conditions set forth in this Application, will ensure that the Company will be treated fairly.

B. Applicable Law

1. Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person, in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not yet promulgated any rules directly under Section 57(a)(4), Section 57(i) provides that the rules promulgated under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan, or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the 1940 Act

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(C) defines an “affiliated person” of another person as: any person directly or indirectly controlling, controlled by, or under common control with, such other person.

C. Need For Relief

Co-Investment Transactions would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b) vis-à-vis the Company.

The Affiliated Funds may be deemed to be affiliated persons of the Company within the meaning of Section 2(a)(3)(C) by reason of common control because (i) TSL Advisers manages and may be deemed to control the Company, (ii) the Advisers to Affiliated Funds manage and may be deemed to control the Affiliated Funds, and (iii) TSL Advisers and the Advisers to Affiliated Funds are under common control. All of the Advisers - including TSL Advisers and the Advisers to the Affiliated Funds - are under common control because they are each under the direct or indirect control of the TPG Founders. Thus, each of the Affiliated Funds could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Co-Investment Transactions under the Co-Investment Program.

D. Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) and Rule 17d-1, permitting the Company to participate with the Affiliated Funds in the Co-Investment Program.

E. Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.10 Although the various precedents involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of the BDC investors than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. In particular, the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Stellus Capital Investment Corporation and its affiliates, for which an order was granted on October 23, 2013 (the “Stellus Order”).11 This request for relief is similar to the Stellus Order in that the conditions are substantially identical, except that this Application only covers co-investment opportunities that are Origination Opportunities and Follow-On Investments, and the Stellus Order covers all co-investment opportunities. The Orders would differ because in the Stellus Order, when the amount desired to be invested by the BDC and its affiliates exceeds the amount of the Potential Co-Investment Transaction, the BDC will co-invest pro-rata with its affiliates and will not receive the right to invest the full amount it desires. Under the Co-Investment Program in this Application, the Company is able to invest as much as it desires in the Potential Co-Investment Transaction and it is only when the amount of the opportunity exceeds the Company’s desired investment amount that the Affiliated Funds are offered the opportunity to invest in the excess amount.

[10]	PennantPark Investment Corp., et. al. Release No. IC-31015 (April 15, 2014) (order), Release No. IC-30985 (March 19, 2014) (notice); HMS Income Fund, Inc., et. al. (File No. 812-14016) Release No. IC-31016 (April 15, 2014) (order), Release No. IC-30984 (March 18, 2014) (notice); NF Investment Corp., et. al. (812-14161) Release No. IC-30968 (Feb. 26, 2014) (order), Release No. IC-30900 (Jan. 31, 2014) (notice); Prospect Capital Corporation, et. al. (File No. 812-14199) Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC- 30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et. al. (File No. 812-14020) Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et. al. (File No. 812-14061) Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice); FS Investment Corporation, et al. (File No. 812-13665) Release No. IC-30548 (June 4, 2013) (order), Release No. IC-30511 (May 9, 2013) (notice); Corporate Capital Trust, et al. (File No. 812-13844) Release No. IC-30526 (May 21, 2013) (order), Release No. IC-30494 (April 25, 2013) (notice); Gladstone Capital Corporation, et. al. (File No. 812-13878) Release No. IC-30154 (Jul. 26, 2012) (order), Release No. IC-30125 (Jun. 29, 2012) (notice); Medley Capital Corporation, et. al. (File No. 812-13787) Release No. IC-30009 (Mar. 26, 2012) (order), Release No. IC- 29968 (Feb. 27, 2012) (notice); NGP Capital Resources Company, et. al. (File No. 812-13695) Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831 (Oct. 7, 2011) (notice); Ridgewood Capital Corporation, et. al. (File No. 812-13569, Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice).

F. Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

As required by Rule 17d-1(b), the terms and conditions proposed in the Application ensure that the terms on which Co-Investment Transactions may be made are consistent with the participation of the Company being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the shareholders of the Company from being disadvantaged. For each Co-Investment Transaction, the Company and one or more of the Affiliated Funds will be offered the opportunity to participate in the Co-Investment Transactions on identical terms and based on their independent determinations of a suitable investment size as further provided below. Further, the terms and conditions will ensure that all Co-Investment Transactions are reasonable and fair to the Company and do not involve overreaching by any person concerned, including TSL Advisers. The decision for the Company to participate in any Co-Investment Transaction will be based on the recommendation of TSL Advisers and the approval of a Required Majority.

G. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. The Company will receive an Allocation Preference with respect to all Origination Opportunities and potential Follow-On Investments. The Advisers will ensure that TSL Advisers and the Company are notified of all Origination Opportunities. Each time TSL Advisers considers a Potential Co-Investment for the Company, it will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

[11]	See note 11, supra.

2. (a) If TSL Advisers deems the Company’s participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b) The Company has the right to participate in the Potential Co-Investment Transaction to the full extent TSL Advisers deems appropriate, and the participating Affiliated Funds will be allocated the remaining excess amount.

(c) After making the determinations required in conditions 1 and 2(a) above, TSL Advisers will distribute written information concerning the Potential Co-Investment Transaction, including the amounts proposed to be invested by the Affiliated Funds, to the Eligible Directors for their consideration. The Company will co-invest with one or more Affiliated Funds only if, prior to the Company’s and any Affiliated Fund’s participation in the Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the Company or its shareholders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of the shareholders of the Company; and

(B) the Company’s then-current Objectives and Strategies;

(iii) the investment by the Affiliated Fund(s) would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of an Affiliated Fund; provided that, if an Affiliated Fund, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the applicable Adviser agrees to, and does, provide, periodic reports to the Company’s Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that the Affiliated Fund or any affiliated person of an Affiliated Fund receives in connection with the right of the Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the Affiliated Fund (which may, in turn, share its portion with its affiliated persons) and the Company in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Company will not benefit any Adviser, Affiliated Fund or any affiliated person thereof (other than the participating Affiliated Funds), except (A) to the extent permitted by condition 12, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(C), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3. The Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. Except for Follow-On Investments made in accordance with condition 7, the Company will not invest in reliance on the Order in any issuer in which any Affiliated Fund or any affiliated person of an Affiliated Fund is an existing investor.

5. The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Company as for the participating Affiliated Funds. The grant to an Affiliated Fund, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 5, if conditions 2(c)(iii)(A), (B) and (C) are met.

6. (a) If any of the Affiliated Funds elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company and such Affiliated Fund in a Co-Investment Transaction, then:

(i) the relevant Adviser will notify the Company of the proposed disposition at the earliest practical time; and

(ii) TSL Advisers will formulate a recommendation as to participation by the Company in the disposition.

(b) The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Fund(s).

(c) The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each participating Affiliated Fund in such disposition is proportionate to its outstanding investment in the issuer immediately preceding the disposition; (ii) the Board has approved as being in the best interests of the Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, TSL Advisers will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Company’s best interests.

(d) The Company and each participating Affiliated Fund will bear its own expenses in connection with any such disposition.

7. (a) If any Affiliated Fund desires to make a Follow-On Investment then:

(i) the relevant Adviser will notify the Company of the proposed transaction at the earliest practical time; and

(ii) TSL Advisers will formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Company.

(b) The Company has the right to participate in the Follow-On Investment to the full extent TSL Advisers deems appropriate, and the participating Affiliated Funds will be allocated the remaining excess amount.

(c) TSL Advisers will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Company’s best interest.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the Application.

8. The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by an Affiliated Fund that the Company participated in and investments made by an Affiliated Fund that the Company considered but declined to co-invest in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Company considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

9. The Company will maintain the records required by Section 57(f)(3) as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

10. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any of the Affiliated Funds.

11. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers to Affiliated Funds under their respective investment advisory agreements with the Affiliated Funds, be shared by the Company and the Affiliated Funds in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

12. Any transaction fee (including any break-up fees or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to the Company and the Affiliated Funds on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such investment adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the Company and the Affiliated Funds based on the amount they invest in such Co-Investment Transaction. None of the Affiliated Funds, Advisers nor any affiliated person of the Company will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Company and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Advisers, investment advisory fees paid in accordance with the Company’s and the Affiliated Funds’ respective investment advisory agreements).

III. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Ronald Cami

TPG Capital Advisors, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Sutherland Asbill & Brennan LLP

700 6th St, N.W.

Washington, D.C. 20001

(202) 383-0100

and

Michael A. Gerstenzang, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board at its meeting held on November 8, 2011. A copy of the resolution then adopted by the Company’s Board reflecting the foregoing authorizations is attached hereto as Exhibit B. The filing of this Application by the other Applicants was authorized by their respective managing members or general partners, as applicable, pursuant to authority granted to such persons by their respective operating agreements. Each of the foregoing authorizations remains in effect.

Applicants have caused this Application to be duly signed on their behalf on the 6th day of May, 2014.

TPG SPECIALTY LENDING, INC.

By:	/s/ Jennifer Mello
Name:	Jennifer Mello
Title:	Vice President

TSL ADVISERS, LLC

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES PARTNERS II (A), L.P.

By: TPG Opportunities GenPar II, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES PARTNERS II (B), L.P.

By: TPG Opportunities GenPar II, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES PARTNERS II (C), L.P.

By: TPG Opportunities GenPar II, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES PARTNERS III (A), L.P.

By: TPG Opportunities GenPar III, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES PARTNERS III (B), L.P.

By: TPG Opportunities GenPar III, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES PARTNERS III (C), L.P.

By: TPG Opportunities GenPar III, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

SUPER TAO MA, L.P.

By: TSSP Adjacent Opportunities GenPar, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TSSP ADJACENT OPPORTUNITIES PARTNERS, L.P.

By: TSSP Adjacent Opportunities GenPar, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TSSP ADJACENT OPPORTUNITIES PARTNERS (A), L.P.

By: TSSP Adjacent Opportunities GenPar, L.P., its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG PARTNERS VI, L.P.

By: TPG GenPar VI, L.P., its general partner

By: TPG GenPar VI Advisors, LLC, its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG FOF VI-A, L.P.

By: TPG FOF GenPar VI, L.P., its general partner

By: TPG FOF GenPar VI Advisors, LLC, its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG FOF VI-B, L.P.

By: TPG FOF GenPar VI, L.P., its general partner

By: TPG FOF GenPar VI Advisors, LLC, its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES ADVISERS, LLC

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES II MANAGEMENT, LLC

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG OPPORTUNITIES III MANAGEMENT, LLC

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TSSP ADJACENT OPPORTUNITIES MANAGEMENT, LLC

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG CAPITAL ADVISORS, LLC

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

TPG VI MANAGEMENT, LLC

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

Appendix A

Existing Advisers to Affiliated Funds

TPG Opportunities Advisers, LLC

TPG Capital Advisors, LLC

TPG VI Management, LLC

TPG Opportunities II Management, LLC

TPG Opportunities III Management, LLC

TSSP Adjacent Opportunities Management, LLC

Existing Affiliated Funds

TPG Opportunities Partners II (A), L.P.

TPG Opportunities Partners II (B), L.P.

TPG Opportunities Partners II (C), L.P.

TPG Opportunities Partners III (A), L.P.

TPG Opportunities Partners III (B), L.P.

TPG Opportunities Partners III (C), L.P.

Super TAO MA, L.P.

TSSP Adjacent Opportunities Partners, L.P.

TSSP Adjacent Opportunities Partners (A), L.P.

TPG Partners VI, L.P.

TPG FOF VI-A, L.P.

TPG FOF VI-B, L.P.

EXHIBIT A

Verifications Required by Rule 0-2(d)

The undersigned states that he has duly executed the attached 2nd Amended and Restated Application for an Order pursuant to Section 57(i) granting an exemption from Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under that Act permitting certain joint transactions otherwise prohibited by Section 57(a)(4), dated May 6, 2014, for and on behalf of TPG Specialty Lending, Inc.; that he is the Chief Compliance Officer and Secretary of TPG Specialty Lending, Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jennifer Mello
Name: Jennifer Mello
Title: Vice President

The undersigned states that he has duly executed the attached Application for an Order pursuant to Section 57(i) granting an exemption from Sections 57(a)(4) and 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder, dated May 6, 2014, for and on behalf of TSL Advisers, LLC, TPG Opportunities Partners II (A), L.P., TPG Opportunities Partners II (B), L.P., TPG Opportunities Partners II (C), L.P., TPG Opportunities Partners III (A), L.P., TPG Opportunities Partners III (B), L.P., TPG Opportunities Partners III (C), L.P., Super TAO MA, L.P., TSSP Adjacent Opportunities Partners, L.P., TSSP Adjacent Opportunities Partners (A), L.P., TPG Partners VI, L.P., TPG FOF VI-A, L.P., TPG FOF VI-B, L.P., TPG Opportunities Advisers, LLC, TPG Opportunities II Management, LLC, TPG Opportunities III Management, LLC, TSSP Adjacent Opportunities Management, LLC, TPG Capital Advisors, LLC and TPG VI Management, LLC; that he has been authorized by TSL Advisers, LLC, TPG Opportunities Partners II (A), L.P., TPG Opportunities Partners II (B), L.P., TPG Opportunities Partners II (C), L.P., TPG Opportunities Partners III (A), L.P., TPG Opportunities Partners III (B), L.P., TPG Opportunities Partners III (C), L.P., Super TAO MA, L.P., TSSP Adjacent Opportunities Partners, L.P., TSSP Adjacent Opportunities Partners (A), L.P., TPG Partners VI, L.P., TPG FOF VI-A, L.P., TPG FOF VI-B, L.P., TPG Opportunities Advisers, LLC, TPG Opportunities II Management, LLC, TPG Opportunities III Management, LLC, TSSP Adjacent Opportunities Management, LLC, TPG Capital Advisors, LLC and TPG VI Management, LLC to execute the attached Application in the name of and/or on behalf of TSL Advisers, LLC, TPG Opportunities Partners II (A), L.P., TPG Opportunities Partners II (B), L.P., TPG Opportunities Partners II (C), L.P., TPG Opportunities Partners III (A), L.P., TPG Opportunities Partners III (B), L.P., TPG Opportunities Partners III (C), L.P., Super TAO MA, L.P., TSSP Adjacent Opportunities Partners, L.P., TSSP Adjacent Opportunities Partners (A), L.P., LLC, TPG Partners VI, L.P., TPG FOF VI-A, L.P., TPG FOF VI-B, L.P., TPG Opportunities Advisers, LLC, TPG Opportunities II Management, LLC, TPG Opportunities III Management, LLC, TSSP Adjacent Opportunities Management, LLC, TPG Capital Advisors, LLC and TPG VI Management, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Ronald Cami
Authorized Person

EXHIBIT B

Resolutions of the Board of Directors of

TPG Specialty Lending, Inc.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission an application and any amendments thereto for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, and to do such other acts or things and execute such other documents as they deem necessary or desirable to cause such application to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application and such other documents; and

FURTHER RESOLVED, that upon issuance of an order of exemptive relief by the Commission in accordance with the terms and conditions of the above-described application, the Company is authorized to act in accordance with the provisions of such order; and

FURTHER RESOLVED, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional or amended Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Company to accomplish its investment objective; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.